Exhibit (a)(ii) - Articles of Amendment

Articles of Amendment

________________________________________________
(1)

(2)             Chartwell Dividend and Income Fund, Inc.
a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

(3)    The charter of the corporation is hereby amended as follows:

The name of the corporation is Dividend and Income Fund, Inc. (the "Corporation").

This amendment shall be effective February 1, 2011.

This amendment of the charter of the corporation has been approved by

(4) a majority of the entire board of directors.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

(5)            /s /John F. Ramirez                                           /s/ Thomas B. Winmill
            Secretary                            President

(6) Return adress of filing party:
11 Hanover Square
New York, NY 10005